
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 4, 2006

via U.S. mail and Facsimile

William G. Laughlin
Secretary
KFx, Inc.
55 Madison Street, Suite 500
Denver, CO 80206

> **Re: KFx, Inc.**
> **PRE 14A filed March 27, 2006**
> **File No. 001-14176**

Dear Mr. Laughlin:

We have completed our review of your proxy statement and related filings and have no further comments at this time.

In connection with our oral comments issued to you on April 4, 2006, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Sincerely,

Pamela A. Long
Assistant Director